O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

DIRECT DIAL: 212.451.2296
Email: rberenblat@olshanlaw.com
March 19, 2013

BY EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Ferro Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on February 20, 2013 by FrontFour Capital Group LLC, Quinpario Partners LLC et al.
File No. 001-00584

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated March 1, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with FrontFour Capital Group LLC, Quinpario Partners LLC and the other members of The Shareholder Committee for the Future of Ferro (the “Committee”) and provide the following supplemental response on their behalf.  Unless otherwise indicated, the page references below are to the marked version of the attached paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

1.
The Staff has asked the Committee to disclose all material facts regarding any candidacy Mr. Quinn may have had for the position of Chief Executive Officer of the Company during the relevant time period.  The disclosure has been revised to include these material facts.  See page 4 of the Schedule 14A.

2.
The disclosure has been revised to remove the word “foray” to address the Staff’s comment.  The Staff has also asked the Committee to provide support for the implication that the Company’s entry into the solar and pharmaceuticals sectors was imprudent at the time.  The disclosure has been revised to include such support.  See pages 9-10 of the Schedule 14A.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 19, 2013

3.
The disclosure has been revised to note that the Committee is making a comparison against ownership figures for the board of directors as of March 5, 2012.  As disclosed in the Schedule 14A, the ownership figures for the board of directors will be updated to reflect share ownership of the directors as will be disclosed in the Company’s proxy statement to be filed in connection with the Annual Meeting.  The holdings of Mr. Kirsch have been excluded as he is no longer a director of the Company and therefore the Committee does not believe his ownership is relevant for purposes of illustrating the fact that the incumbent directors do not have a meaningful investment stake in the Company.  See page 12 of the Schedule 14A.

4.
The Committee confirms that it is comparing shares held outright by the directors to shares held outright by the members of the Committee.  The members of the Committee do not own shares other than through outright ownership (as opposed to shares subject to derivative securities).  The disclosure has been revised to further clarify the nature of each Nominee’s ownership of shares in response to the Staff’s comment.  See page 13 of the Schedule 14A.

5.	The disclosure has been revised to remove all references to substitute nominees. See page 17 of the Schedule 14A.

6.
The disclosure regarding the ability of banks and brokers to vote shares for which beneficial owners do not provide voting instructions has been revised in response to the Staff’s comment.  See pages 20-21 of the Schedule 14A.

7.
On February 25, 2013, GAMCO Asset Management Inc. (“GAMCO”) and its affiliates filed a Schedule 13D amendment with the Securities and Exchange Commission stating that GAMCO, on behalf of its investment advisory clients, intends to send written notice to the Secretary of the Company that it desires that the voting for the election of directors be cumulative at the Annual Meeting.  As of the date hereof, it is unknown to the Committee whether GAMCO (or any other shareholder of the Company) has provided written notice to the Company that it desires cumulative voting in the election of directors at the Annual Meeting.  The disclosure has been revised accordingly.  See page 21 of the Schedule 14A.

The Staff has asked the Committee to disclose whether it intends to request cumulative voting at the Annual Meeting and the order of priority of candidates to which it would allocate votes if cumulative voting is in effect.  The Committee has not made a determination as to whether it will request cumulative voting or the order of priority of candidates to which it would allocate votes if cumulative voting is in effect and does not believe such disclosure is required under applicable securities laws.  Please advise if the Staff disagrees with the Committee’s position.

March 19, 2013

The form of proxy has been revised to state that instructions with respect to cumulative voting can include withholding authority to cumulate votes.  See the Proxy Card.

*          *          *          *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Attachment

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on February 20, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

FRONTFOUR CAPITAL GROUP LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FRONTFOUR MASTER FUND, LTD

By: FrontFour Capital Group LLC as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

EVENT DRIVEN PORTFOLIO, A SERIES OF UNDERLYING FUNDS TRUST

By: FrontFour Capital Group LLC as Sub-Adviser

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FRONTFOUR CAPITAL CORP.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FRONTFOUR OPPORTUNITY FUND

By: FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen Loukas
STEPHEN LOUKAS

/s/ David A. Lorber
DAVID A. LORBER

/s/ Zachary George
ZACHARY GEORGE

QUINPARIO PARTNERS LLC

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Chief Executive Officer

/s/ Jeffry N. Quinn
JEFFRY N. QUINN

/s/ Nadim Z. Qureshi
NADIM Z. QURESHI